O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest*	E-mail:	cic@stockslaw.com

File #4454
June 5, 2007

VIA FACSIMILE - (202) 772-9368

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Jenifer Gallagher, Division of Corporation Finance

Dear Madam:

RE:	EXPLORATION DRILLING INTERNATIONAL INC. (the “Company”)
	-	Form 8-K/A filed February 1, 2007
	-	SEC File Number 000-50459

As per our telephone conversation of today’s date, we are enclosing for your review a draft copy of EDI Exploration Drilling International GmbH’s (“EDI GmbH”) revised financial statements for the year ended December 31, 2005, the period from inception to December 31, 2004 and the cumulative period from inception to December 31, 2005 (the “Revised Financial Statements”), together with the revised audit report of RSM Haarmann Hemmelrath (“RSM”).

In addition to the Revised Financial Statements, we have provided our responses to your comment letter dated March 1, 2007 (the “Comment Letter”). Our responses herein are based, in part, on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

FORM 8-K/A FILED ON FEBRUARY 1, 2007

EXHIBIT 99.2 – FINANCIAL STATEMENTS OF EDI EXPLORATION DRILLING INTERNATIONAL GMBH

GENERAL

1.

PLEASE ADD A NOTE ENCOMPASSING ALL REVISIONS MADE TO YOUR FINANCIAL STATEMENTS. ANY CORRECTIONS IMPACTING INDIVIDUAL LINE ITEMS SHOULD BE DEPICTED IN A TABULAR FORMAT, WITH A RECONCILIATION OF THE PREVIOUSLY REPORTED TO THE RESTATED AMOUNTS. PLEASE ENSURE THAT YOU DISCLOSE THE REASONS THE EARLIER PRESENTATION OR ACCOUNTING WAS FOUND TO BE INCONSISTENT WITH U.S. GAAP; THE NATURE AND EXTENT OF THE REVISIONS SHOULD BE CLEAR.

In response to this comment, Note 12 has been added to the Revised Financial Statements, beginning at page 16.

Canadian Affiliate:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687 -5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Jenifer Gallagher, Division of Corporation Finance
June 5, 2007

STATEMENT OF C ASH FLOWS, PAGE 5

2.

W E NOTE YOUR RESPONSE TO PRIOR COMMENT 8, EXPLAINING THAT CASH OUTFLOWS YOU HAD REPORTED IN THE FINANCING SECTION HAVE BEEN RECAST AS OPERATING CASH OUTFLOWS BECAUSE THEY REPRESENT LOANS MADE TO YOUR SHAREHOLDERS. TELL US HOW YOU CAME TO THE VIEW THAT THIS PRESENTATION IS CONSI STENT WITH THE GUIDANCE IN PARAGRAPH 17(a) OF SFAS 95. IF YOU ARE UNABLE TO SUPPORT YOUR CHARACTERIZATION , FURTHER REVISIONS WILL BE NECESSARY.

In response to this comment, EDI GmbH’s Statement of Cash Flows has been revised to present the cash outflows for loans made to its shareholders as Cash Flows from Investing Activities under the line item “Disbursements for loans made by the enterprise.” Also see the note at page 18 of the Revised Financial Statements, disclosing the revisions made to the Company’s Statement of Cash Flows.

III. NOTES TO THE BALANCE SHEET, PAGE 16

NOTE 5 – DEFERRED TAX ASSETS, PAGE 19

3.

WE HAVE READ YOUR RESPONSE TO OUR COMMENT 13, IN WHICH YOU EXPLAI N THAT YOUR AUDITORS BELIEVED IT WAS MORE LIKELY THAN NOT THAT YOU WOULD FULLY REALIZE YOUR TAX BENEFIT IN FUTURE PERIODS BECAUSE THEY ASSUMED, IN CONDUCTING THEIR AUDIT, THAT YOU WOULD CONTINUE AS A GOING CONCERN, AD THAT THIS ASSUMPTION ITSELF “IMPLIED FUTURE PROFITS.” YOU ALSO STATE THAT BECAUSE YOUR BUSINESS PLANS “CALL FOR THE REALIZATION OF PROFITS,” YOUR AUDITORS ASSUMED YOU WOULD RECOGNIZE THE TAX BENEFITS IN FUTURE PERIODS. HOWEVER, IT IS NOT CLEAR FROM THESE REPRESENTATIONS HOW MANAGEMENT EVALUATED THE CRITERIA IN PARAGRAPHS 20 THROUGH 25 OF SFAS 109 IN DECIDING THAT NO VALUATION ALLOWANCE WAS NECESSARY.

THE ANALYSIS REQUIRED UNDER U.S. GAAP TO SUPPORT A DETERMINATION THAT NO VALUATION ALLOWANCE IS NECESSARY GENERALLY INVOLVES A GREATER LEVEL OF RIGOR THAN IS SUGGESTED TO HAVE BEEN APPLIED IN YOUR RESPONSE; AND MANAGEMENT OF THE COMPANY IS RESPONSIBLE FOR COMPLETING THIS ANALYSIS. IF YOU ARE NOT ABLE TO SHOW PRIOR COMPLIANCE WITH THE GUIDANCE IN SFAS 109, YOU WILL NEED TO RESTATE YOUR PRIOR FINANCIAL STATEMENTS.

FURTHER, WE NOTE THAT AS OF JUNE 30, 2006 YOU HAD ESTABLISHED A VALUATION ALLOWANCE TO REDUCE THE DEFERRED TAX ASSET TO NIL. IF YOU ARE ABLE TO SUPPORT YOUR EARLIER RECOGNITION OF TAX ASSETS WITH NO VALUATION ALLOWANCE, YOU SHOULD INCLUDE A DISCUSSION WITHIN MD&A TO ADDRESS THIS MATERIAL CHANGE IN THE ALLOWANCE FOR THE REALIZATION OF THE DEFERRED TAX ASSET, WITH MENTION OF THE ASSUMPTIONS AND ENVIRONMENTAL FACTORS THAT NECESSITATED THE CHANGE. ALSO DISCLOSE HOW YOU HAVE REPORTED THE CHANGE IN THE VALUATION ALLOWANCE IN YOUR STATEMENTS OF OPERATIONS, AS WOULD BE REQUIRED UNDER PARAGRAPH 26 OF SFAS 109.

In response to this comment, the EDI GmbH financial statements have been revised by booking a valuation allowance equal to the full value of the deferred tax asset. See Note III(5) on page

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: Jenifer Gallagher, Division of Corporation Finance
June 5, 2007

21 of the Revised Financial Statements as well as the Balance Sheets and Statements of Income forming part of the Revised Financial Statements.

AUDITOR’S REPORT, PAGE 25

4.

W E NOTE YOUR AUDIT REPORT DOES NOT EXTEND AUDIT COVERAGE TO THE CUMULATIVE FROM INCEPTION FINANCIAL DATA PRESENTED ALONG WITH YOUR AUDITED FINANCIAL STATEMENTS. PLEASE CONSULT WITH YOUR AUDITORS AS TO THE SCOPE OF PROCEDURES PERFORMED. W E WOULD ORDINARILY EXPECT THAT THE AUDIT WOULD ENCOMPASS THE CUMULATIVE DATA. I F THE CUMULATIVE INFORMATION HAS BEEN AUDITED, THIS SHOULD BE APPARENT FROM THE REPORT. ALTERNATIVELY, IF THE CUMULATIVE INFORMATION WAS NOT SUBJECT TO AUDIT, YOU WILL NEED TO LABEL IT AS UNAUDITED.

In response to this comment, RSM has revised its audit report to include EDI GmbH’s cumulative from inception financial data.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Christian I. Cu

CHRISTIAN I. CU

CIC/clk

Enclosures

cc:	Exploration Drilling International Inc.
Attn: Guenter Thiemann, Chief Financial Officer and Treasurer